Exhibit 12.1

QUANTUM CORPORATION

EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the year ended March 31,
(In thousands)	2008		2007		2006		2005		2004
Loss from continuing operations before income taxes	$(60,716)		$(59,156)		$(40,081)		$(12,135)		$(30,957)
Add fixed charges	64,337		46,545		15,789		16,907		23,709

Earnings (as defined)	$3,621		$(12,611)		$(24,292)		$(4,772)		$(7,248)

Fixed charges:
Interest expense	$58,627		$40,748		$9,976		$11,212		$17,617
Amortization of debt issuance costs	(i	)	(i	)	(i	)	(i	)	(i	)
Estimated interest component of rent expenses	5,710		5,797		5,813		5,695		6,092

Total fixed charges	$64,337		$46,545		$15,789		$16,907		$23,709

Ratio of earnings to fixed charges	(ii	)	(ii	)	(ii	)	(ii	)	(ii	)

(i)	In all years presented, the amortization of debt issuance costs is included in interest expense.

(ii)	Earnings, as defined, were insufficient to cover fixed charges by $60.7 million, $59.2 million, $40.1 million, $12.1 million, and $31.0 million, for fiscal 2008, 2007, 2006, 2005, and 2004, respectively.